

August 16, 2013

Via E-mail
S. Douglas Hutcheson
Chief Executive Officer
Leap Wireless International, Inc.
5887 Copley Drive
San Diego, California 92111

> **Re: Leap Wireless International, Inc.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed July 30, 2013**
> **File No. 001-34865**

Dear Mr. Hutcheson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a revised proxy statement is appropriate, please tell us why in your response.

After reviewing your amended filing and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

The Contingent Value Right, page 2

1. We note that for purposes of your tabular disclosure on page 3 you assume that there are 79,192,131 shares of Leap common stock outstanding. Please revise your disclosure to include an estimate of shares of Leap common stock subject to issuance pursuant to stock options, restricted shares, stock unit awards and shares of common stock under your employee stock purchase plan.

2. Please explain to us how you determined the range of net proceeds provided in the summary and why you believe this disclosure is meaningful to investors given the uncertainty regarding the value of the 700 MHz License.

3. Please revise to address the terms of the CVR agreement that would reduce the amount of distributable proceeds following a sale of the 700 MHz License, including the Operating Expense Amount and Pre-Funded Amounts.

The Special Meeting, page 21

Solicitation of Proxies, page 24

4. We note that proxies may be solicited by phone, person or electronic means. Please confirm that you will filed all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

The Companies, page 25

5. Disclose whether Laser Inc. is entitled to any form of compensation for its role in managing the disposition of the 700 MHz License. If so, disclose who will be responsible for payment of those fees.

Background of Merger, page 26

6. We note that beginning on May 21, 2013, a member of the Leap board met with Mr. Stephenson several times to discuss a potential transaction. Please identify this member of the board. In addition, please revise your disclosure to clarify the role that individual members, or small sub-groups, of the board played in the negotiations with AT&T.

7. Please revise the background to discuss why you did not form a special committee to consider and negotiate this transaction with AT&T. This discussion should address the board's consideration of Dr. Rachesky's potential conflict of interests given his control of MHR Fund Management LLC and its related entities.

8. We note that on July 8, 2013 Dr. Rachesky participated in negotiations involving Messrs. Hutcheson and Stephenson. We also note that in connection with the merger, AT&T was engaged in negotiations with MHR regarding a voting agreement requiring MHR to vote its shares in favor of the merger. Please revise your disclosure to clarify Dr. Rachesky's relationship to MHR in this section. In addition, please specify whether Dr. Rachesky's participation in the negotiation session on July 8, 2013 was in his capacity as chairman of Leap or as control person of MHR.

Reasons for the Merger, page 35

9. We note your disclosure that the board considered a positive factor that the multiple of OIBDA to enterprise value implied by the merger consideration was "well within the range of multiple for precedent transactions." Please disclose the precedent transactions that the board used to determine this multiple and the criteria used to select these

comparable transactions.

10. Please clarify that the Board's reasons for the merger are not exclusive to the Company's shareholders but also covers employees. We note your disclosure that the board considered the fact that "AT&T is a well-known and respected entity with significant experience and financial capacity" and "the complementary nature of Leap's and AT&T's spectrum assets, combined with the addition of Leap's significant experience in the prepaid wireless business, its dedicated and knowledgeable employees, its distribution network and its well-known and established Cricket brand, will help AT&T accelerate the expansion of its prepaid wireless business and result in a combined company that is expected to have the scale and spectrum to better compete with other major national providers for customers interested in low-cost prepaid service."

Opinion of Leap's Financial Advisor, page 39

Potential Value Outcomes for CVR Structure, page 43

11. We note the range of present values of the low and high valuations of the 700 MHz License per CVR. However, we also note that the value of the CVRs could be zero. Please confirm through disclosure that Lazard's fairness opinion covers a scenario where Leap shareholders receive nothing for their CVRs. If this is not the case, please clarify the minimum CVR value assumed by Lazard.

Miscellaneous, page 44

12. Please revise to quantify any fees paid to Lazard and its affiliates relating to any material relationship that existed during the past two years between you and your affiliates and Lazard and its affiliates. Refer to Item 1015(b)(4) of Regulation MA.

Financial Forecasts, page 45

13. We note that Lazard used "standalone unlevered, after-tax free cash flows that Leap was forecasted to generate during the fiscal years ending December 31, 2013 through December 31, 2018" in its discounted cash flow analyses. Please revise your disclosure to provide these forecasts.

The Merger Agreement, page 61

CVR Agreement, page 70

14. We note that Laser is prohibited from incurring costs in excess of $10 million in connection with the disposition of the 700 MHz License. Please clarify whether Leap or AT&T may incur fees that exceed this $10 million limit that could further reduce the proceeds to the holders of the CVRs.

Effect of Termination, page 76

    15. Clarify the differences between the triggering mechanisms for the two termination fees.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Brandon Hill at (202) 551-3268 or me at (202) 551-3810 with any other questions.

                      Sincerely,

                      /s/ Larry Spirgel

                      Larry Spirgel
                      Assistant Director